Delisting Determination, The Nasdaq Stock Market, LLC, October 15, 2024. Biotricity, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Biotricity, Inc., effective at the opening of the trading session on October 25, 2024.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(2).
The Company was notified of the Staff determination on January 31, 2024. On February 6, 2024, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Listing Rule 5815.
On April 23, 2024, upon review of the information provided by the Company, the Panel determined to grant the Company request to remain listed in the Exchange subject to a series of milestones.
On May 1, 2024, the Company received an additional delist determination for its failure to maintain compliance with Listing Rule 5620(a). Also on May 1st, the Panel amended the terms of its decision. On June 11 and July 5, 2024, the Panel subsequently amended its decision.
On August 1, 2024, based on the Company failure to meet the terms of the amended Decision, the Panel determined to delist the Company.
The Company securities were suspended on August 5, 2024.
The Company did not appeal the delist decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company became final on September 19, 2024.